UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF JULY 2010
METHANEX CORPORATION

(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐                    Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82                    .

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: July 28, 2010	By:	/s/ RANDY MILNER
		Name:	Randy Milner
		Title:	Senior Vice President, General Counsel & Corporate Secretary

NEWS RELEASE

Methanex Corporation 1800 — 200 Burrard St. Vancouver, BC Canada V6C 3M1 Investor Relations: (604) 661-2600 http://www.methanex.com
For immediate release
METHANEX REPORTS SECOND QUARTER RESULTS
July 28, 2010
For the second quarter of 2010, Methanex reported Adjusted EBITDA1 of $56.6 million and net income of $11.7 million ($0.13 per share on a diluted basis). This compares with Adjusted EBITDA of $81.5 million and net income of $29.3 million ($0.31 per share on a diluted basis) for the first quarter of 2010.
Bruce Aitken, President and CEO of Methanex commented, “A slightly lower price environment and a two-month outage at the Atlas plant in Trinidad completed in the second quarter resulted in lower earnings in the second quarter compared to last quarter. While our current level of production and earnings is disappointing, there is significant upside potential to our results with the Egypt Project targeted to start up later this year and initiatives at our other sites to increase production.”
Mr. Aitken added, “Methanol industry conditions remain healthy. While new capacity has started up over the last quarter, some higher cost capacity has shut in and methanol demand has continued to increase and has reached all-time high levels. These factors have brought balance to the market and resulted in a relatively stable pricing environment.”
Mr. Aitken concluded, “With US$178 million of cash on hand, a strong balance sheet, no near term refinancing requirements, and an undrawn credit facility, we are well positioned to continue to invest in our initiatives to increase production.”
A conference call is scheduled for July 29, 2010 at 12:00 noon ET (9:00 am PT) to review these second quarter results. To access the call, dial the Conferencing operator ten minutes prior to the start of the call at (416) 695-6616, or toll free at (800) 769-8320. A playback version of the conference call will be available for fourteen days at (416) 695-5800, or toll free at (800) 408-3053. The passcode for the playback version is 2486657. There will be a simultaneous audio-only webcast of the conference call, which can be accessed from our website at www.methanex.com. The webcast will be available on our website for three weeks following the call.
Methanex is a Vancouver-based, publicly traded company and is the world’s largest supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX”, on the NASDAQ Global Market in the United States under the trading symbol “MEOH”, and on the foreign securities market of the Santiago Stock Exchange in Chile under the trading symbol “Methanex”. Methanex can be visited online at www.methanex.com.
-more-

FORWARD-LOOKING INFORMATION WARNING
This Second Quarter 2010 press release contains forward-looking statements with respect to us and the chemical industry. Refer to Forward-Looking Information Warning in the attached Second Quarter 2010 Management’s Discussion and Analysis for more information.

[1]
Adjusted EBITDA is a non-GAAP measure that does not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and therefore is unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information — Supplemental Non-GAAP Measures in the attached Second Quarter 2010 Management’s Discussion and Analysis for a description of each supplemental non-GAAP measure and a reconciliation to the most comparable GAAP measure.

-end-
For further information, contact:
Jason Chesko
Director, Investor Relations
Tel: 604.661.2600

2	Interim Report For the Three Months Ended June 30, 2010
At July 28, 2010 the Company had 92,198,367 common shares issued and outstanding and stock options exercisable for 3,701,405 additional common shares.
Share Information
Methanex Corporation’s common shares are listed for trading on the Toronto Stock Exchange under the symbol MX, on the Nasdaq Global Market under the symbol MEOH and on the foreign securities market of the Santiago Stock Exchange in Chile under the trading symbol Methanex.
Transfer Agents & Registrars
CIBC Mellon Trust Company
320 Bay Street
Toronto, Ontario, Canada M5H 4A6
Toll free in North America:
1-800-387-0825
Investor Information
All financial reports, news releases and corporate information can be accessed on our website at www.methanex.com.
Contact Information
Methanex Investor Relations
1800 — 200 Burrard Street
Vancouver, BC Canada V6C 3M1
E-mail: invest@methanex.com
Methanex Toll-Free:
1-800-661-8851
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS
Except where otherwise noted, all currency amounts are stated in United States dollars.
This Second Quarter 2010 Management’s Discussion and Analysis dated July 28, 2010 should be read in conjunction with the 2009 Annual Consolidated Financial Statements and the Management’s Discussion and Analysis included in the Methanex 2009 Annual Report. The Methanex 2009 Annual Report and additional information relating to Methanex is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

	Three Months Ended			Six Months Ended
	Jun 30	Mar 31	Jun 30	Jun 30	Jun 30
($ millions, except where noted)	2010	2010	2009	2010	2009
Production (thousands of tonnes)	765	967	895	1,732	1,744
Sales volumes (thousands of tonnes):
Produced methanol	900	924	941	1,824	1,941
Purchased methanol	678	604	329	1,282	599
Commission sales [1]	107	150	161	257	292

Total sales volumes	1,685	1,678	1,431	3,363	2,832
Methanex average non-discounted posted price ($ per tonne) [2]	330	352	211	341	213
Average realized price ($ per tonne) [3]	284	305	192	294	196
Adjusted EBITDA [4]	56.6	81.5	24.8	138.1	37.9
Cash flows from operating activities	37.8	56.6	13.3	94.5	74.3
Cash flows from operating activities before changes in non-cash working capital [4]	43.6	77.9	18.1	121.4	18.0
Operating income (loss) [4]	22.7	47.8	(4.0)	70.5	(19.8)
Net income (loss)	11.7	29.3	(5.7)	41.1	(24.1)
Basic net income (loss) per common share	0.13	0.32	(0.06)	0.45	(0.26)
Diluted net income (loss) per common share	0.13	0.31	(0.06)	0.44	(0.26)
Common share information (millions of shares):
Weighted average number of common shares	92.2	92.1	92.0	92.2	92.0
Diluted weighted average number of common shares	93.3	93.4	92.0	93.4	92.0
Number of common shares outstanding, end of period	92.2	92.2	92.0	92.2	92.0

[1]	Commission sales represent volumes marketed on a commission basis. Commission income is included in revenue when earned.

[2]
Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe and Asia Pacific weighted by sales volume. Current and historical pricing information is available at www.methanex.com.

[3]	Average realized price is calculated as revenue, net of commissions earned, divided by the total sales volumes of produced and purchased methanol.

[4]
These items are non-GAAP measures that do not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information — Supplemental Non-GAAP Measures for a description of each non-GAAP measure and a reconciliation to the most comparable GAAP measure.

METHANEX CORPORATION 2010 SECOND QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS

PRODUCTION SUMMARY

	Q2 2010		Q1 2010	Q2 2009	YTD Q2 2010	YTD Q2 2009
(thousands of tonnes)	Capacity[1]	Production	Production	Production	Production	Production
Chile I, II, III and IV	950	229	304	252	533	480
Titan	225	224	217	165	441	388
Atlas (63.1% interest)	288	96	238	275	334	479
New Zealand [2]	225	216	208	203	424	397

	1,688	765	967	895	1,732	1,744

[1]
The production capacity of our production facilities may be higher than original nameplate capacity as, over time, these figures have been adjusted to reflect ongoing operating efficiencies at these facilities.

[2]
The production capacity of New Zealand represents only our 0.9 million tonne per year Motunui facility which we restarted in late 2008. Practical operating capacity will depend partially on the composition of natural gas feedstock and may differ from the stated capacity above. We also have additional potential production capacity that is currently idled in New Zealand (refer to the New Zealand section on page 3 for more information).

Chile
We continue to operate our methanol facilities in Chile significantly below site capacity. This is primarily due to curtailments of natural gas supply from Argentina — refer to the Management’s Discussion and Analysis included in our 2009 Annual Report for more information.
During the second quarter of 2010 production from our methanol facilities in Chile was 229,000 tonnes compared with 304,000 tonnes during the first quarter of 2010. Lower production during the second quarter of 2010 was primarily a result of lower natural gas deliveries from the state-owned energy company Empresa Nacional del Petroleo (ENAP). Lower natural gas deliveries from ENAP during the second quarter of 2010 were primarily due to the need for ENAP to satisfy increased demand for natural gas for residential purposes during the winter season in southern Chile, gas infrastructure issues as a result of the colder weather conditions and declines in deliverability from existing fields. In mid-December 2009, based on the success of the natural gas development initiatives (refer to discussion below), we restarted a second plant in Chile and throughout the first quarter of 2010 we operated two plants, each at approximately 60% capacity. In early April 2010, we returned to operating one plant in Chile primarily as a result of lower natural gas supply from ENAP. We believe that with increased natural gas supply after the southern hemisphere winter period, combined with anticipated increased natural gas deliveries from the Fell and Dorado Riquelme blocks (refer to discussion below), we will be able to restart a second plant later in the year.
Our goal is to progressively increase production at our Chile site and ultimately return to operating all four of our plants in Chile with natural gas from suppliers in Chile. We are pursuing investment opportunities with ENAP, GeoPark Chile Limited (GeoPark) and others to help accelerate natural gas exploration and development in southern Chile. Over the past few years, we have provided GeoPark with $56 million (of which approximately $16 million had been repaid at June 30, 2010) to support and accelerate GeoPark’s natural gas exploration and development activities in southern Chile. GeoPark has agreed to supply us with all natural gas sourced from the Fell block in southern Chile under a ten-year exclusive supply arrangement that commenced in 2008. We are also working with ENAP to accelerate natural gas exploration and development in the Dorado Riquelme block in southern Chile and to supply natural gas to our production facilities in Chile. Under the arrangement, we fund a 50% participation in the block and, as at June 30, 2010, we had contributed approximately $79 million. Approximately 70% of total production at our Chilean facilities is currently being produced with natural gas supplied from the Fell and Dorado Riquelme blocks.
Other investment activities are also supporting the acceleration of natural gas exploration and development in areas of southern Chile. In late 2007, the government of Chile completed an international bidding round to assign oil and natural gas exploration areas that lie close to our production facilities and announced the participation of several international oil and gas companies. The terms of the agreements from the bidding round require minimum investment commitments. We are participating in a consortium for two exploration blocks under this bidding round — the Tranquilo and Otway blocks. The consortium includes Wintershall, GeoPark, and Pluspetrol Chile S.A. (Pluspetrol) each having 25% participation and International Finance Corporation (IFC), member of the World Bank Group, and Methanex each having 12.5% participation. GeoPark is the operator of both blocks. In 2010, approved budgets by the consortium for the two blocks total $37 million.
METHANEX CORPORATION 2010 SECOND QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS

We cannot provide assurance that ENAP, GeoPark or others will be successful in the exploration and development of natural gas or that we will obtain any additional natural gas from suppliers in Chile on commercially acceptable terms.
Trinidad
Our equity ownership of methanol facilities in Trinidad represents approximately 2.1 million tonnes of competitive-cost annual capacity. Our methanol facilities in Trinidad produced 320,000 tonnes during the second quarter of 2010 compared with 455,000 tonnes during the first quarter of 2010. Our share of production at the Trinidad facilities during the second quarter of 2010 was lower than capacity by approximately 190,000 tonnes due to an outage at our Atlas facility which lasted approximately 60 days. We restarted operations at the Atlas facility towards the end of the second quarter of 2010 and the plant is currently operating at full production rates.
New Zealand
Our New Zealand facilities produced 216,000 tonnes during the second quarter of 2010 compared with 208,000 tonnes during the first quarter of 2010. During the second quarter of 2010, we finalized natural gas contracts with a number of gas suppliers which will allow us to continue to operate the 900,000 tonne Motunui plant until the end of 2011 and also provide options for further natural gas in 2012.
We currently have 1.4 million tonnes per year of idled capacity in New Zealand, including a second 0.9 million tonne per year Motunui plant and the 0.5 million tonne per year Waitara Valley plant. These facilities provide the potential to increase production in New Zealand depending on methanol supply and demand dynamics and the availability of economically priced natural gas feedstock.
During the second quarter of 2010 we provided approximately $9.5 million in funding to an exploration company, Kea Exploration. This funding was provided to finance the drilling of a well in the Taranaki region in New Zealand near our methanol plants in return for royalty rights and the rights to gas supply from a specified area at a price that is competitive to our other locations in Trinidad, Chile and Egypt. The preliminary results indicated the presence of hydrocarbons, but not at the level to be commercially feasible in the specifically drilled location. The preliminary results also indicated the potential to access natural gas in the area through sidetrack drilling of the existing well. We are in the process of reviewing the data and are in discussions with Kea regarding further exploration work. We have no further commitment to provide funding.
EARNINGS ANALYSIS
Our operations consist of a single operating segment — the production and sale of methanol. In addition to the methanol that we produce at our facilities, we also purchase and re-sell methanol produced by others and we sell methanol on a commission basis. We analyze the results of all methanol sales together. The key drivers of change in our Adjusted EBITDA for methanol sales are average realized price, sales volume and cash costs.
For a further discussion of the definitions and calculations used in our Adjusted EBITDA analysis, refer to How We Analyze Our Business.
For the second quarter of 2010, we recorded Adjusted EBITDA of $56.6 million and net income of $11.7 million ($0.13 per share on a diluted basis). This compares with Adjusted EBITDA of $81.5 million and net income of $29.3 million ($0.31 per share on a diluted basis) for the first quarter of 2010 and Adjusted EBITDA of $24.8 million and a net loss of $5.7 million ($0.06 per share on a diluted basis) for the second quarter of 2009.
METHANEX CORPORATION 2010 SECOND QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS

Adjusted EBITDA
The changes in Adjusted EBITDA resulted from changes in the following:

	Q2 2010	Q2 2010	YTD Q2 2010
	compared with	compared with	compared with
($ millions)	Q1 2010	Q2 2009	YTD Q2 2009
Average realized price	$(33)	$145	$305
Sales volumes	4	14	24
Total cash costs	4	(127)	(229)

	$(25)	$32	$100

Average realized price

	Three Months Ended			Six Months Ended
	Jun 30	Mar 31	Jun 30	Jun 30	Jun 30
($ per tonne, except where noted)	2010	2010	2009	2010	2009
Methanex average non-discounted posted price [1]	330	352	211	341	213
Methanex average realized price	284	305	192	294	196
Average discount	14%	13%	9%	14%	8%

[1]
Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe and Asia Pacific weighted by sales volume. Current and historical pricing information is available at www.methanex.com.

During 2009 and into 2010, global methanol demand recovered significantly from the effects of the global financial crisis and weak economic environment and we estimate global demand has surpassed pre-recession levels and is currently approximately 45 million tonnes measured on an annualized basis (refer to Supply/Demand Fundamentals section on page 7 for more information). Increasing global methanol demand and constrained supply led to higher methanol prices through the latter half of 2009 and into 2010 and in the first half of 2010 pricing has been relatively stable. Our average non-discounted posted price for the second quarter of 2010 was $330 per tonne compared with $352 per tonne for the first quarter of 2010 and $211 per tonne for the second quarter of 2009. Our average realized price for the second quarter of 2010 was $284 per tonne compared with $305 per tonne for the first quarter of 2010 and $192 per tonne for the second quarter of 2009. The change in our average realized price for the second quarter of 2010 decreased revenue by $33 million compared with the first quarter of 2010 and increased revenue by $145 million compared with the second quarter of 2009. Our average realized price for the six months ended June 30, 2010 was $294 per tonne compared with $196 per tonne for the same period in 2009 and this increased revenue by $305 million.
Sales volumes
Total sales volumes of produced product in the second quarter of 2010 were 900,000 tonnes compared with total production of 765,000 tonnes.
Total methanol sales volumes excluding commission sales volumes for the second quarter of 2010 were higher compared with the first quarter of 2010 by 50,000 tonnes and this resulted in higher Adjusted EBITDA by $4 million. Total methanol sales volumes excluding commission sales volumes for the second quarter of 2010 and six months ended June 30, 2010 were higher than comparable periods in 2009 by 308,000 tonnes and 566,000 tonnes, respectively. This resulted in higher Adjusted EBITDA for the second quarter of 2010 and six months ended June 30, 2010 compared with the same periods in 2009 by $14 million and $24 million, respectively. We have increased sales volumes in 2010 compared with 2009 to capture demand growth and in anticipation of increased methanol supply from Egypt and Chile.
Total cash costs
The primary driver of changes in our total cash costs are changes in the cost of methanol we produce at our facilities and changes in the cost of methanol we purchase from others. Our production facilities are underpinned by natural gas purchase agreements with pricing terms that include base and variable price components. The variable component is
METHANEX CORPORATION 2010 SECOND QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS

adjusted in relation to changes in methanol prices above pre-determined prices at the time of production. We supplement our production with methanol produced by others through methanol offtake contracts and on the spot market to meet customer needs and support our marketing efforts within the major global markets. We have adopted the first-in, first-out method of accounting for inventories and it generally takes between 30 and 60 days to sell the methanol we produce or purchase. Accordingly, the changes in Adjusted EBITDA as a result of changes in natural gas costs and purchased methanol costs will depend on changes in methanol pricing and the timing of inventory flows.
Total cash costs for the second quarter of 2010 were lower compared with the first quarter of 2010 by $4 million. Purchased methanol costs were lower for the second quarter of 2010 compared with the first quarter of 2010 by $16 million primarily as a result of lower methanol pricing. Selling, general and administrative expenses for the second quarter of 2010 compared with the first quarter of 2010 were lower by $12 million primarily as a result of lower stock-based compensation expense. Stock-based compensation expense was lower for the second quarter of 2010 compared with the first quarter of 2010 by $8 million as a result of the impact of changes in our share price and lower by $4 million as a result of the immediate recognition of stock-based compensation issued to retirement eligible employees in the first quarter of 2010. Natural gas costs on sales of produced methanol for the second quarter of 2010 compared with the first quarter of 2010 were higher by $7 million primarily as a result of timing of inventory flows. Purchased methanol represented a higher proportion of our overall sales volumes for the second quarter of 2010 compared with the first quarter of 2010 and this resulted in higher cash costs by approximately $9 million. Unabsorbed fixed production costs were higher for the second quarter of 2010 compared with the first quarter of 2010 by $6 million as a result of unplanned downtime at our Atlas facility and lower production at our Chile facilities during the second quarter (refer to Production Summary section on page 2 for more information). Ocean freight costs were higher for the second quarter of 2010 compared with the first quarter of 2010 by $2 million primarily as a result of the impact of changes in shipping routes.
Total cash costs for the second quarter of 2010 and six months ended June 30, 2010 were higher than comparable periods in 2009 by $127 million and $229 million, respectively. Natural gas costs on sales of produced methanol and other costs were higher during the second quarter of 2010 and six months ended June 30, 2010 than comparable periods in 2009 by $38 million and $51 million, respectively, primarily as a result of the impact of higher methanol pricing. Purchased methanol costs were higher as a result of the impact of higher methanol pricing for the second quarter of 2010 and six months ended June 30, 2010 compared with the same periods in 2009 and this resulted in higher cash costs by $65 million and $127 million, respectively. Purchased methanol represented a higher proportion of our overall sales volumes for the second quarter of 2010 and six months ended June 30, 2010 compared with the same periods in 2009 and this resulted in higher cash costs by $15 million and $29 million, respectively. Ocean freight costs and other logistics costs were higher for the second quarter of 2010 and six months ended June 30, 2010 compared with the same periods in 2009 by $6 million and $15 million, respectively, as a result of the impact of changes in shipping routes, higher bunker costs and lower backhaul margins. Selling, general and administrative costs were lower for the second quarter of 2010 compared with the second quarter of 2009 by $2 million primarily as a result of the impact of changes in share price on stock-based compensation expense. Unabsorbed fixed costs were higher for the second quarter of 2010 compared with the second quarter of 2009 by $5 million primarily as a result of the outage at our Atlas facility and lower production at our Chile facilities during the second quarter of 2010. Selling, general and administrative costs were higher for the six months ended June 30, 2010 compared with the same period in 2009 by $7 million primarily as a result of the impact of changes in share price on stock-based compensation expense as well as higher administrative costs.
Depreciation and Amortization
Depreciation and amortization was $34 million for the second quarter of 2010 compared with $34 million for the first quarter of 2010 and $29 million for the second quarter of 2009. The increase in depreciation and amortization expense for the second quarter of 2010 compared with the second quarter of 2009 was primarily due to depletion charges associated with our oil and gas investment in Chile. Depletion charges recorded in earnings for the second quarter of 2010 were approximately $4 million compared with $4 million for the first quarter of 2010 and nil for the second quarter of 2009. Upon receipt of final approval from the government of Chile in the third quarter of 2009, we adopted the full cost methodology for accounting for oil and gas exploration costs associated with our 50% participation in the Dorado Riquelme block in Southern Chile (refer to Production Summary section on page 2 for more information). Under these accounting standards, cash investments in the block are initially capitalized and are recorded to earnings through non-cash depletion charges as natural gas is produced from the block.
METHANEX CORPORATION 2010 SECOND QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS

Interest Expense

	Three Months Ended			Six Months Ended
	Jun 30	Mar 31	Jun 30	Jun 30	Jun 30
($ millions)	2010	2010	2009	2010	2009

Interest expense before capitalized interest	$15	$15	$15	$31	$29
Less capitalized interest	(9)	(9)	(8)	(19)	(15)

Interest expense	$6	$6	$7	$12	$14

Capitalized interest relates to interest costs capitalized during the construction of the 1.3 million tonne per year methanol facility in Egypt.
Interest and Other Income (Expense)

	Three Months Ended			Six Months Ended
	Jun 30	Mar 31	Jun 30	Jun 30	Jun 30
($ millions)	2010	2010	2009	2010	2009

Interest and other income (expense)	$—	$1	$2	$—	$(2)
Interest and other income for the second quarter of 2010 was nil compared with $1 million for the first quarter of 2010 and $2 million for the second quarter of 2009.
Income Taxes
We recorded income tax expense of $4.7 million for the second quarter of 2010 compared with income tax expense of $12.6 million for the first quarter of 2010 and income tax recovery of $3.3 million for the second quarter of 2009. The effective tax rate for the second quarter of 2010 was approximately 29% compared with approximately 30% for the first quarter of 2010 and 36% for the second quarter of 2009.
The statutory tax rate in Chile and Trinidad, where we earn a substantial portion of our pre-tax earnings, is 35%. Our Atlas facility in Trinidad has partial relief from corporation income tax until 2014. In Chile the tax rate consists of a first tier tax that is payable when income is earned and a second tier tax that is due when earnings are distributed from Chile. The second tier tax is initially recorded as future income tax expense and is subsequently reclassified to current income tax expense when earnings are distributed.
METHANEX CORPORATION 2010 SECOND QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS

SUPPLY/DEMAND FUNDAMENTALS
During 2009 and into 2010, global methanol demand recovered significantly from the effects of the global financial crisis and weak economic environment and we estimate global demand has surpassed pre-recession levels and is currently approximately 45 million tonnes measured on an annualized basis. Increases in demand have been primarily driven by both traditional and energy derivatives in Asia (particularly in China). We have also seen some improvement in traditional derivative demand in other regions including Europe and North America.
Traditional derivatives account for about two thirds of global methanol demand and are correlated to industrial production.
Energy derivatives account for about one third of global methanol demand and over the last few years, high energy prices have driven strong demand growth for methanol into energy applications such as gasoline blending and DME, primarily in China. Methanol blending into gasoline in China has been particularly strong and we believe that future growth in this application is supported by recent regulatory changes in that country. For example, an M85 (or 85% methanol) national standard took effect December 1, 2009, and we expect an M15 (or 15% methanol) national standard to be released later in 2010. We believe demand potential into energy derivatives will be stronger in a high energy price environment.
Methanex Non-Discounted Regional Posted Prices 1

	Jul	Jun	May	Apr
(US$ per tonne)	2010	2010	2010	2010

United States	349	349	333	366
Europe [2]	321	305	315	338
Asia	310	310	310	345

[1]	Discounts from our posted prices are offered to customers based on various factors.

[2]	€255 for Q3 2010 (Q2 2010 — €250) converted to United States dollars.
In addition to the improvement in demand, over the last year we have seen escalation in feedstock costs for some producers and some shut-ins of higher cost capacity and there have also been a number of planned and unplanned plant outages across the industry. Increasing demand and constrained supply led to methanol prices increasing through the latter half of 2009 and into 2010 and in the first half of 2010 pricing has been relatively stable. Our average non-discounted posted price in the second quarter of 2010 was $330 per tonne, compared to an average price of $352 per tonne in the first quarter of 2010.
Two new world-scale plants (in Brunei and Oman) with combined capacity totaling 1.9 million tonnes started up over the last quarter. There are two other plants expected to start up later in 2010, including our own 1.3 million tonne per year plant in Egypt which we expect to commence production in the fourth quarter of 2010. We expect that the startup of this new capacity could lead to some short-term volatility in methanol pricing. After these four new plants (totaling 4.0 million tonnes per year of capacity), there are no new capacity additions expected outside of China over the next few years, with the exception of a 0.7 million tonne plant in Azerbaijan, which we expect will enter the market in 2012.
LIQUIDITY AND CAPITAL RESOURCES
Cash flows from operating activities before changes in working capital in the second quarter of 2010 were $44 million compared with $78 million for the first quarter of 2010 and $18 million for the second quarter of 2009. The change in cash flows for the second quarter of 2010 compared with the first quarter of 2010 and the second quarter of 2009 is primarily a result of the change in earnings levels.
During the second quarter of 2010, we paid a quarterly dividend of US$0.155 per share, or $14 million.
We are constructing a 1.3 million tonne per year methanol facility in Egypt. We are targeting the methanol facility to commence production in the fourth quarter of 2010 which is several months later than planned. A number of small challenges have delayed the project start-up, however we believe these are being progressively resolved and are confident the Egypt methanol plant will be a high quality addition to our global supply chain. We own 60% of Egyptian Methanex Methanol Company S.A.E. (“EMethanex”) which is the company that is developing the project and we will market 100% of the methanol produced from the facility. We account for our investment in EMethanex using consolidation accounting. This results in 100% of the assets and liabilities of EMethanex being included in our financial statements. The other investors’ interest in the project is presented as “non-controlling interest”. During the second quarter of 2010, total plant and equipment construction costs were $14 million. EMethanex has limited recourse debt facilities of $530 million. As at June
METHANEX CORPORATION 2010 SECOND QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS

30, 2010 a total of $500 million has been drawn, with $6 million being drawn during the second quarter of 2010. At June 30, 2010, total remaining cash equity contributions to complete the project, including capitalized interest related to the project financing and excluding working capital, are estimated to be approximately $65 million. Our 60% share of these equity contributions is approximately $40 million and we expect to fund these expenditures from cash generated from operations and cash on hand.
We have an agreement with ENAP to accelerate natural gas exploration and development in the Dorado Riquelme hydrocarbon exploration block in southern Chile. Under the arrangement, we fund a 50% participation in the block and have contributed $79 million to date. We expect to make further contributions over the next few years to fully realize the potential of the block. These contributions will be based on annual budgets established by ENAP and Methanex in accordance with the Joint Operating Agreement that governs this development.
We have agreements with GeoPark under which we have provided $56 million in financing, of which GeoPark has repaid $16 million as at June 30, 2010, to support and accelerate GeoPark’s natural gas exploration and development activities in southern Chile.
We operate in a highly competitive commodity industry and believe it is appropriate to maintain a conservative balance sheet and to maintain financial flexibility. Our cash balance at June 30, 2010 was $178 million. We have a strong balance sheet, no near term re-financing requirements, and an undrawn $200 million credit facility provided by highly rated financial institutions that expires in mid-2012. We invest our cash only in highly rated instruments that have maturities of three months or less to ensure preservation of capital and appropriate liquidity. Our planned capital maintenance expenditure program directed towards major maintenance, turnarounds and catalyst changes for existing operations, is currently estimated to total approximately $65 million for the period to the end of 2011.
We believe we are well positioned to meet our financial commitments and continue to invest to grow the Company.
The credit ratings for our unsecured notes at June 30, 2010 were as follows:

Standard & Poor’s Rating Services	BBB- (negative)
Moody’s Investor Services	Ba1 (stable)
Credit ratings are not recommendations to purchase, hold or sell securities and do not comment on market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future.
SHORT-TERM OUTLOOK
Entering the third quarter of 2010, our produced product inventories at the end of the second quarter of 2010 is lower by 135,000 tonnes compared to the first quarter of 2010 due to the 60-day outage at our Atlas facility (refer to Production Summary section on page 2 for more information). As a result, this will likely lead to lower sales volumes of produced product and higher cost of sales in the third quarter of 2010 compared with the second quarter of 2010.
Methanol supply demand fundamentals have been reasonably balanced and this has resulted in a relatively stable price environment throughout the first half of 2010. Demand in both traditional and energy derivatives in Asia has been strong and there has been some recovery in demand for traditional derivatives in other regions.
During the second quarter of 2010, two new world-scale plants (in Brunei and Oman) with combined capacity totaling 1.9 million tonnes started production. There are two other world-scale plants expected to start up later in 2010, including our own 1.3 million tonne per year plant in Egypt which we expect to commence production in the fourth quarter of 2010. We expect that the startup of this new capacity could lead to some short-term volatility in methanol pricing.
After these four new plants, there are no new capacity additions expected outside of China over the next few years, with the exception of a 0.7 million tonne plant in Azerbaijan, which we expect will enter the market in 2012. With the anticipated start up of the Egypt methanol facility and initiatives to increase production in Chile and our other production sites, we believe we are well positioned to significantly improve our cash generation and earnings capability.
The methanol price will ultimately depend on the strength of the global economy, industry operating rates, global energy prices, the rate of industry restructuring and the strength of global demand. We believe that our financial position and financial flexibility, outstanding global supply network and low cost position will provide a sound basis for Methanex to continue to be the leader in the methanol industry and to invest to grow the Company.
METHANEX CORPORATION 2010 SECOND QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS

CONTROLS AND PROCEDURES
For the three months ended June 30, 2010, no changes were made in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)
In February 2008, the Canadian Accounting Standards Board confirmed January 1, 2011 as the changeover date for Canadian publicly accountable enterprises to start using International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences in recognition, measurement and disclosures.
As a result of the IFRS transition, changes in accounting policies are likely and may materially impact our consolidated financial statements. The IASB will also continue to issue new accounting standards during the conversion period, and as a result, the final impact of IFRS on our consolidated financial statements will only be measured once all the IFRS standards applicable at the conversion date are known.
We have established a working team to manage the transition to IFRS. Additionally, we have established a formal project governance structure that includes the Audit, Finance and Risk Committee of the Board, senior management, and an IFRS steering committee to monitor progress and review and approve recommendations from the working team for the transition to IFRS. The working team provides regular updates to the IFRS steering committee and to the Audit, Finance and Risk Committee.
We have developed a plan to convert our consolidated financial statements to IFRS at the changeover date of January 1, 2011 with comparative financial results for 2010. The IFRS transition plan addresses the impact of IFRS on accounting policies and implementation decisions, infrastructure, business activities, and control activities. For a detailed discussion of the key elements and activities of the changeover plan, see the Anticipated Changes to Canadian Generally Accepted Accounting Principles section of the Management’s Discussion and Analysis in our 2009 annual report. An update of the status of these activities is as follows:
Accounting policies and implementation decisions
In the first half of 2010, we continued to review our selection of IFRS accounting policies with our auditors to ensure consistent interpretation of IFRS guidance in key areas. We have developed estimates of adjustments to the financial statements on transition to IFRS. In the second half of 2010, all accounting policy changes from the transition to IFRS and the corresponding adjustments to the financial statements will be subject to review by senior management and the IFRS Steering Committee, and approval by the Audit, Finance and Risk Committee of the Board and the Board. For a discussion of those accounting policy changes that management considers most significant to the Company, as well as a discussion of optional exemptions available under IFRS 1, First-time Adoption of International Financial Reporting Standards, that the Company currently intends to elect on transition to IFRS, see the Anticipated Changes to Canadian Generally Accepted Accounting Principles section of the Management’s Discussion and Analysis in our 2009 annual report.
Infrastructure: Financial reporting expertise
We continue to provide training and updates for key employees, senior management, the Audit, Risk and Finance Committee, and the Board regarding the application of IFRS accounting policies and the corresponding impact on our consolidated financial statements.
Infrastructure: Information technology and data systems
We have assessed the impact on system requirements for the convergence and post-convergence periods. We do not anticipate any significant impact to applications arising from the transition to IFRS.
Business activities: Financial covenants
The financial covenant requirements in our financing relationships are measured on the basis of Canadian GAAP in effect at the commencement of the various relationships, and the transition to IFRS will therefore have no impact on our current financial covenant requirements. We will develop a process to compile our financial results on a historical Canadian GAAP basis and to monitor financial covenant requirements through to the conclusion of our current financing relationships.
METHANEX CORPORATION 2010 SECOND QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS

Business activities: Compensation arrangements
We have identified compensation policies that rely on indicators derived from the financial statements. In the second half of 2010, we will work with the Company’s human resources department and the Human Resources Committee of the Board to ensure that compensation arrangements incorporate IFRS results in accordance with the Company’s overall compensation principles.
Control activities: Internal control over financial reporting
We have identified the required accounting process changes that result from the application of IFRS accounting policies; these changes are not anticipated to be significant. We will complete the design, implementation and documentation of the internal controls over accounting process changes that result from the application of IFRS accounting policies in the second half of 2010.
Control activities: Disclosure controls and procedures
We continue to provide IFRS project updates in quarterly and annual disclosure documents. All accounting policy changes from the transition to IFRS and the corresponding adjustments to the financial statements will be subject to review by senior management and the IFRS Steering Committee, and approval by the Audit, Finance and Risk Committee of the Board and the Board.
We are progressing according to schedule and continue to be on-track toward project completion in 2011. We will continue to provide updates on the status of the project and its impact on financial reporting in our quarterly and annual Management’s Discussion and Analysis throughout the convergence period to January 1, 2011.
ADDITIONAL INFORMATION — SUPPLEMENTAL NON-GAAP MEASURES
In addition to providing measures prepared in accordance with Canadian generally accepted accounting principles (GAAP), we present certain supplemental non-GAAP measures. These are Adjusted EBITDA, operating income and cash flows from operating activities before changes in non-cash working capital. These measures do not have any standardized meaning prescribed by Canadian GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. We believe these measures are useful in evaluating the operating performance and liquidity of the Company’s ongoing business. These measures should be considered in addition to, and not as a substitute for, net income, cash flows and other measures of financial performance and liquidity reported in accordance with Canadian GAAP.
METHANEX CORPORATION 2010 SECOND QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS

Adjusted EBITDA
This supplemental non-GAAP measure is provided to assist readers in determining our ability to generate cash from operations. We believe this measure is useful in assessing performance and highlighting trends on an overall basis. We also believe Adjusted EBITDA is frequently used by securities analysts and investors when comparing our results with those of other companies. Adjusted EBITDA differs from the most comparable GAAP measure, cash flows from operating activities, primarily because it does not include changes in non-cash working capital, other cash payments related to operating activities, stock-based compensation expense, other non-cash items, interest expense, interest and other income (expense), and current income taxes.
The following table shows a reconciliation of cash flows from operating activities to Adjusted EBITDA:

	Three Months Ended			Six Months Ended
	Jun 30	Mar 31	Jun 30	Jun 30	Jun 30
($ thousands)	2010	2010	2009	2010	2009
Cash flows from operating activities	$37,847	$56,646	$13,331	$94,493	$74,277
Add (deduct):
Changes in non-cash working capital	5,725	21,206	4,814	26,931	(56,237)
Other cash payments	960	3,162	4,477	4,122	10,991
Stock-based compensation recovery (expense)	2,865	(9,980)	(1,453)	(7,115)	(3,327)
Other non-cash items	(2,099)	(2,202)	(2,592)	(4,301)	(5,043)
Interest expense	5,947	6,389	6,972	12,336	14,531
Interest and other income (expense)	312	(526)	(1,903)	(214)	1,678
Current income taxes	5,078	6,794	1,135	11,872	1,040

Adjusted EBITDA	$56,635	$81,489	$24,781	$138,124	$37,910

Operating Income and Cash Flows from Operating Activities before Changes in Non-Cash Working Capital
Operating income and cash flows from operating activities before changes in non-cash working capital are reconciled to Canadian GAAP measures in our consolidated statements of income and consolidated statements of cash flows, respectively.
QUARTERLY FINANCIAL DATA (UNAUDITED)
A summary of selected financial information for the prior eight quarters is as follows:

	Three Months Ended
	Jun 30	Mar 31	Dec 31	Sep 30
($ thousands, except per share amounts)	2010	2010	2009	2009
Revenue	$448,543	$466,706	$381,729	$316,932
Net income (loss)	11,736	29,320	25,718	(831)
Basic net income (loss) per common share	0.13	0.32	0.28	(0.01)
Diluted net income (loss) per common share	0.13	0.31	0.28	(0.01)

	Three Months Ended
	Jun 30	Mar 31	Dec 31	Sep 30
($ thousands, except per share amounts)	2009	2009	2008	2008
Revenue	$245,501	$254,007	$408,384	$569,876
Net income (loss)	(5,743)	(18,406)	(3,949)	70,045
Basic net income (loss) per common share	(0.06)	(0.20)	(0.04)	0.75
Diluted net income (loss) per common share	(0.06)	(0.20)	(0.04)	0.74
METHANEX CORPORATION 2010 SECOND QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS

FORWARD-LOOKING INFORMATION WARNING
This Second Quarter 2010 Management’s Discussion and Analysis (“MD&A”) as well as comments made during the Second Quarter 2010 investor conference call contain forward-looking statements with respect to us and the chemical industry. Statements that include the words “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “estimates,” “anticipates,” or the negative version of those words or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements.
More particularly and without limitation, any statements regarding the following are forward looking statements:
•	expected demand for methanol and its derivatives,

•	expected new methanol supply and timing for start-up of the same,

•	expected shut downs (either temporary or permanent) or re-starts of existing methanol supply (including our own facilities), including, without limitation, timing of planned maintenance outages,

•	expected methanol and energy prices,

•	anticipated production rates of our plants, including the new methanol plant in Egypt targeted to commence production in the fourth quarter of 2010,

•	expected levels of natural gas supply to our plants,

•	capital committed by third parties towards future natural gas exploration in Chile and New Zealand, anticipated results of natural gas exploration in Chile and New Zealand and timing of same,

•	expected capital expenditures and future sources of funding for such capital expenditures, including capital expenditures to support natural gas exploration and development in Chile and New Zealand,

•	expected operating costs, including natural gas feedstock costs and logistics costs,

•	expected tax rates,

•	expected cash flows and earnings capability,

•	anticipated completion date of, and cost to complete, our methanol project in Egypt,

•	availability of committed credit facilities and other financing,

•	shareholder distribution strategy and anticipated distributions to shareholders,

•	commercial viability of, or ability to execute, future projects or capacity expansions,

•	financial strength and ability to meet future financial commitments,

•	expected global or regional economic activity (including industrial production levels), and

•	expected actions of governments, gas suppliers, courts and tribunals, or other third parties, including establishment by the Chinese government of new fuel blending standards.
We believe that we have a reasonable basis for making such forward-looking statements. The forward-looking statements in this document are based on our experience, our perception of trends, current conditions and expected future developments as well as other factors. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements, including, without limitation, future expectations and assumptions concerning the following:
•	supply of, demand for, and price of, methanol, methanol derivatives, natural gas, oil and oil derivatives,

•	production rates of our facilities, including the new methanol plant in Egypt targeted for startup in 2010,

•	success of natural gas exploration in Chile and New Zealand,

•
receipt or issuance of third party consents or approvals, including without limitation, governmental approvals related to natural gas exploration rights, rights to purchase natural gas or the establishment of new fuel standards,

•	operating costs including natural gas feedstock and logistics costs, capital costs, tax rates, cash flows, foreign exchange rates and interest rates,

•	timing of completion and cost of our methanol project in Egypt,

•	availability of committed credit facilities and other financing,

•	global and regional economic activity (including industrial production levels),

•	absence of a material negative impact from major natural disasters or global pandemics,

•	absence of a material negative impact from changes in laws or regulations, and

•	performance of contractual obligations by customers, suppliers and other third parties.
METHANEX CORPORATION 2010 SECOND QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS

However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties primarily include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, including without limitation:
•	conditions in the methanol and other industries, including fluctuations in supply, demand and price for methanol and its derivatives, including demand for methanol for energy uses,

•	the price of natural gas, oil and oil derivatives,

•
the success of natural gas exploration and development activities in southern Chile and New Zealand and our ability to obtain any additional gas in those regions or other regions on commercially acceptable terms,

•	the timing of start-up and cost to complete our new methanol joint venture project in Egypt,

•	the ability to successfully carry out corporate initiatives and strategies,

•	actions of competitors and suppliers,

•
actions of governments and governmental authorities including implementation of policies or other measures by the Chinese government or other governments that could impact the demand for methanol or its derivatives,

•	changes in laws or regulations,

•	import or export restrictions, anti-dumping measures, increases in duties, taxes and government royalties, and other actions by governments that may adversely affect our operations,

•	world-wide economic conditions, and

•	other risks described in our 2009 Management’s Discussion and Analysis and this Second Quarter 2010 Management’s Discussion and Analysis.
Having in mind these and other factors, investors and other readers are cautioned not to place undue reliance on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes anticipated in forward-looking statements may not occur and we do not undertake to update forward-looking statements except as required by applicable securities laws.
METHANEX CORPORATION 2010 SECOND QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS

HOW WE ANALYZE OUR BUSINESS
Our operations consist of a single operating segment — the production and sale of methanol. We review our results of operations by analyzing changes in the components of our adjusted earnings before interest, taxes, depreciations and amortization (Adjusted EBITDA) (refer to the Supplemental Non-GAAP Measures section on page 11 for a reconciliation to the most comparable GAAP measure), depreciation and amortization, interest expense, interest and other income, and income taxes. In addition to the methanol that we produce at our facilities (“Methanex-produced methanol”), we also purchase and re-sell methanol produced by others (“purchased methanol”) and we sell methanol on a commission basis. We analyze the results of all methanol sales together. The key drivers of change in our Adjusted EBITDA are average realized price, cash costs and sales volume.
The price, cash cost and volume variances included in our Adjusted EBITDA analysis are defined and calculated as follows:

PRICE	The change in Adjusted EBITDA as a result of changes in average realized price is calculated as the difference from period to period in the selling price of methanol multiplied by the current period total methanol sales volume excluding commission sales volume plus the difference from period to period in commission revenue.

COST	The change in our Adjusted EBITDA as a result of changes in cash costs is calculated as the difference from period to period in cash costs per tonne multiplied by the current period total methanol sales volume excluding commission sales volume in the current period. The cash costs per tonne is the weighted average of the cash cost per tonne of Methanex-produced methanol and the cash cost per tonne of purchased methanol. The cash cost per tonne of Methanex-produced methanol includes absorbed fixed cash costs per tonne and variable cash costs per tonne. The cash cost per tonne of purchased methanol consists principally of the cost of methanol itself. In addition, the change in our Adjusted EBITDA as a result of changes in cash costs includes the changes from period to period in unabsorbed fixed production costs, consolidated selling, general and administrative expenses and fixed storage and handling costs.

VOLUME	The change in Adjusted EBITDA as a result of changes in sales volume is calculated as the difference from period to period in total methanol sales volume excluding commission sales volumes multiplied by the margin per tonne for the prior period. The margin per tonne for the prior period is the weighted average margin per tonne of Methanex-produced methanol and purchased methanol. The margin per tonne for Methanex-produced methanol is calculated as the selling price per tonne of methanol less absorbed fixed cash costs per tonne and variable cash costs per tonne. The margin per tonne for purchased methanol is calculated as the selling price per tonne of methanol less the cost of purchased methanol per tonne.
We also sell methanol on a commission basis. Commission sales represent volumes marketed on a commission basis related to the 36.9% of the Atlas methanol facility in Trinidad that we do not own.
METHANEX CORPORATION 2010 SECOND QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS

Methanex Corporation
Consolidated Statements of Income (Loss) (unaudited)
(thousands of U.S. dollars, except number of common shares and per share amounts)

	Three Months Ended		Six Months Ended
	Jun 30	Jun 30	Jun 30	Jun 30
	2010	2009	2010	2009
Revenue	$448,543	$245,501	$915,249	$499,508
Cost of sales and operating expenses	391,908	220,720	777,125	461,598
Depreciation and amortization	33,897	28,752	67,630	57,673

Operating income (loss) before undernoted items	22,738	(3,971)	70,494	(19,763)
Interest expense (note 6)	(5,947)	(6,972)	(12,336)	(14,531)
Interest and other income (expense)	(312)	1,903	214	(1,678)

Income (loss) before income taxes	16,479	(9,040)	58,372	(35,972)
Income tax (expense) recovery:
Current	(5,078)	(1,135)	(11,872)	(1,040)
Future	335	4,432	(5,444)	12,863

	(4,743)	3,297	(17,316)	11,823

Net income (loss)	$11,736	$(5,743)	$41,056	$(24,149)

Net income (loss) per common share:
Basic	$0.13	$(0.06)	$0.45	$(0.26)
Diluted	$0.13	$(0.06)	$0.44	$(0.26)

Weighted average number of common shares outstanding:
Basic	92,185,997	92,040,569	92,157,320	92,031,933
Diluted	93,316,383	92,040,569	93,364,465	92,031,933

Number of common shares outstanding at period end	92,196,732	92,041,242	92,196,732	92,041,242
See accompanying notes to consolidated financial statements.
METHANEX CORPORATION 2010 SECOND QUARTER REPORT
CONSOLIDATED FINANCIAL STATEMENTS

Methanex Corporation
Consolidated Balance Sheets (unaudited)
(thousands of U.S. dollars)

	Jun 30	Dec 31
	2010	2009

ASSETS
Current assets:
Cash and cash equivalents	$177,915	$169,788
Receivables	271,978	257,418
Inventories	166,386	171,554
Prepaid expenses	17,853	23,893

	634,132	622,653
Property, plant and equipment (note 3)	2,204,630	2,183,787
Other assets	112,441	116,977

	$2,951,203	$2,923,417

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$208,944	$232,924
Current maturities on long-term debt (note 5)	47,023	29,330
Current maturities on other long-term liabilities	9,447	9,350

	265,414	271,604
Long-term debt (note 5)	895,441	884,914
Other long-term liabilities	109,023	97,185
Future income tax liabilities	305,954	300,510
Non-controlling interest	135,927	133,118
Shareholders’ equity:
Capital stock	429,015	427,792
Contributed surplus	27,924	27,007
Retained earnings	818,639	806,158
Accumulated other comprehensive loss	(36,134)	(24,871)

	1,239,444	1,236,086

	$2,951,203	$2,923,417

See accompanying notes to consolidated financial statements.
METHANEX CORPORATION 2010 SECOND QUARTER REPORT
CONSOLIDATED FINANCIAL STATEMENTS

Methanex Corporation
Consolidated Statements of Shareholders’ Equity (unaudited)
(thousands of U.S. dollars, except number of common shares)

					Accumulated
	Number of				Other	Total
	Common	Capital	Contributed	Retained	Comprehensive	Shareholders’
	Shares	Stock	Surplus	Earnings	Loss	Equity
Balance, December 31, 2008	92,031,392	$427,265	$22,669	$862,507	$(24,025)	$1,288,416
Net income	—	—	—	738	—	738
Compensation expense recorded for stock options	—	—	4,440	—	—	4,440
Issue of shares on exercise of stock options	76,850	425	—	—	—	425
Reclassification of grant date fair value on exercise of stock options	—	102	(102)	—	—	—
Dividend payments	—	—	—	(57,087)	—	(57,087)
Other comprehensive loss	—	—	—	—	(846)	(846)

Balance, December 31, 2009	92,108,242	427,792	27,007	806,158	(24,871)	1,236,086
Net income	—	—	—	29,320	—	29,320
Compensation expense recorded for stock options	—	—	682	—	—	682
Issue of shares on exercise of stock options	60,340	679	—	—	—	679
Reclassification of grant date fair value on exercise of stock options	—	143	(143)	—	—	—
Dividend payments	—	—	—	(14,285)	—	(14,285)
Other comprehensive loss	—	—	—	—	(4,051)	(4,051)

Balance, March 31, 2010	92,168,582	428,614	27,546	821,193	(28,922)	1,248,431
Net income	—	—	—	11,736	—	11,736
Compensation expense recorded for stock options	—	—	561	—	—	561
Issue of shares on exercise of stock options	28,150	218	—	—	—	218
Reclassification of grant date fair value on exercise of stock options	—	183	(183)	—	—	—
Dividend payments	—	—	—	(14,290)	—	(14,290)
Other comprehensive loss	—	—	—	—	(7,212)	(7,212)

Balance, June 30, 2010	92,196,732	$429,015	$27,924	$818,639	$(36,134)	$1,239,444

See accompanying notes to consolidated financial statements.
Consolidated Statements of Comprehensive Income (Loss) (unaudited)
(thousands of U.S. dollars)

	Three Months Ended		Six Months Ended
	Jun 30	Jun 30	Jun 30	Jun 30
	2010	2009	2010	2009
Net income (loss)	$11,736	$(5,743)	$41,056	$(24,149)
Other comprehensive income (loss), net of tax:
Change in fair value of forward exchange contracts (note 11)	(253)	(220)	—	(178)
Change in fair value of interest rate swap contracts (note 11)	(6,959)	3,038	(11,263)	4,108

	(7,212)	2,818	(11,263)	3,930

Comprehensive income (loss)	$4,524	$(2,925)	$29,793	$(20,219)

See accompanying notes to consolidated financial statements.
METHANEX CORPORATION 2010 SECOND QUARTER REPORT
CONSOLIDATED FINANCIAL STATEMENTS

Methanex Corporation
Consolidated Statements of Cash Flows (unaudited)
(thousands of U.S. dollars)

	Three Months Ended		Six Months Ended
	Jun 30	Jun 30	Jun 30	Jun 30
	2010	2009	2010	2009

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$11,736	$(5,743)	$41,056	$(24,149)
Add (deduct) non-cash items:
Depreciation and amortization	33,897	28,752	67,630	57,673
Future income taxes	(335)	(4,432)	5,444	(12,863)
Stock-based compensation expense (recovery)	(2,865)	1,453	7,115	3,327
Other	2,099	2,592	4,301	5,043
Other cash payments, including stock-based compensation	(960)	(4,477)	(4,122)	(10,991)

Cash flows from operating activities before undernoted	43,572	18,145	121,424	18,040
Changes in non-cash working capital (note 10)	(5,725)	(4,814)	(26,931)	56,237

	37,847	13,331	94,493	74,277

CASH FLOWS FROM FINANCING ACTIVITIES
Dividend payments	(14,290)	(14,266)	(28,575)	(28,533)
Proceeds from limited recourse debt	5,500	60,000	37,100	105,000
Equity contribution by non-controlling interest	4,513	13,497	10,317	28,772
Repayment of limited recourse debt	(7,328)	(7,328)	(7,641)	(7,641)
Proceeds on issue of shares on exercise of stock options	218	16	897	54
Repayment of other long-term liabilities	(1,529)	(1,271)	(10,593)	(3,688)

	(12,916)	50,648	1,505	93,964

CASH FLOWS FROM INVESTING ACTIVITIES
Property, plant and equipment	(14,683)	(14,528)	(27,172)	(31,427)
Egypt plant under construction	(17,886)	(90,024)	(41,984)	(175,893)
Oil and gas assets	(5,810)	(3,111)	(15,136)	(11,200)
GeoPark financing, net of repayments	2,052	1,129	4,981	3,114
Changes in project debt reserve accounts	—	(2,556)	—	5,044
Other assets	(9,498)	(43)	(9,498)	(2,454)
Changes in non-cash working capital related to investing activities (note 10)	2,506	9,860	938	(6,255)

	(43,319)	(99,273)	(87,871)	(219,071)

Increase (decrease) in cash and cash equivalents	(18,388)	(35,294)	8,127	(50,830)
Cash and cash equivalents, beginning of period	196,303	312,894	169,788	328,430

Cash and cash equivalents, end of period	$177,915	$277,600	$177,915	$277,600

SUPPLEMENTARY CASH FLOW INFORMATION
Interest paid	$4,571	$4,305	$27,930	$24,663
Income taxes paid, net of amounts refunded	$2,798	$1,955	$6,211	$7,719
See accompanying notes to consolidated financial statements.
METHANEX CORPORATION 2010 SECOND QUARTER REPORT
CONSOLIDATED FINANCIAL STATEMENTS

Methanex Corporation
Notes to Consolidated Financial Statements (unaudited)
Except where otherwise noted, tabular dollar amounts are stated in thousands of U.S. dollars.
1.	Basis of presentation:

These interim consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada on a basis consistent with those followed in the most recent annual consolidated financial statements. These accounting principles are different in some respects from those generally accepted in the United States and the significant differences are described and reconciled in Note 13. These interim consolidated financial statements do not include all note disclosures required by Canadian generally accepted accounting principles for annual financial statements, and therefore should be read in conjunction with the annual consolidated financial statements included in the Methanex Corporation 2009 Annual Report.

2.	Inventories:

Inventories are valued at the lower of cost, determined on a first-in first-out basis, and estimated net realizable value. The amount of inventories included in cost of sales and operating expense and depreciation and amortization during the three and six month periods ended June 30, 2010 was $383 million (2009 — $208 million) and $747 million (2009 — $439 million), respectively.

3.	Property, plant and equipment:

		Accumulated	Net Book
	Cost	Depreciation	Value
June 30, 2010
Plant and equipment	$2,608,495	$1,435,072	$1,173,423
Egypt plant under construction	897,124	—	897,124
Oil and gas assets	83,920	13,412	70,508
Other	137,130	73,555	63,575

	$3,726,669	$1,522,039	$2,204,630

December 31, 2009
Plant and equipment	$2,591,480	$1,384,939	$1,206,541
Egypt plant under construction	854,164	—	854,164
Oil and gas assets	68,402	4,560	63,842
Other	127,623	68,383	59,240

	$3,641,669	$1,457,882	$2,183,787

METHANEX CORPORATION 2010 SECOND QUARTER REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.	Interest in Atlas joint venture:
The Company has a 63.1% joint venture interest in Atlas Methanol Company (Atlas). Atlas owns a 1.7 million tonne per year methanol production facility in Trinidad. Included in the consolidated financial statements are the following amounts representing the Company’s proportionate interest in Atlas:

	Jun 30	Dec 31
Consolidated Balance Sheets	2010	2009

Cash and cash equivalents	$26,594	$8,252
Other current assets	42,835	72,667
Property, plant and equipment	237,199	240,290
Other assets	12,920	12,920
Accounts payable and accrued liabilities	8,974	22,380
Long-term debt, including current maturities (note 5)	86,383	93,155
Future income tax liabilities	19,158	18,660

	Three Months Ended		Six Months Ended
	Jun 30	Jun 30	Jun 30	Jun 30
Consolidated Statements of Income	2010	2009	2010	2009

Revenue	$42,266	$43,239	$95,103	$81,100
Expenses	(41,553)	(37,360)	(88,553)	(72,035)

Income before income taxes	713	5,879	6,550	9,065
Income tax expense	(508)	(748)	(1,451)	(1,490)

Net income	$205	$5,131	$5,099	$7,575

	Three Months Ended		Six Months Ended
	Jun 30	Jun 30	Jun 30	Jun 30
Consolidated Statements of Cash Flows	2010	2009	2010	2009

Cash inflows from operating activities	$15,401	$14,845	$26,978	$32,167
Cash outflows from financing activities	(7,016)	(7,016)	(7,016)	(7,016)
Cash outflows from investing activities	(1,104)	(2,347)	(1,620)	(3,280)
5.	Long-term debt:

	Jun 30	Dec 31
	2010	2009

Unsecured notes
8.75% due August 15, 2012	$198,864	$198,627
6.00% due August 15, 2015	148,803	148,705

	347,667	347,332
Atlas limited recourse debt facilities	86,383	93,155
Egypt limited recourse debt facilities	487,550	461,570
Other limited recourse debt facilities	20,864	12,187

	942,464	914,244
Less current maturities	(47,023)	(29,330)

	$895,441	$884,914

The Company has secured limited recourse debt of $530 million for its joint venture project to construct a 1.3 million tonne per year methanol facility in Egypt. The total amount drawn on the Egypt limited recourse debt facilities at June 30, 2010 was $500 million. The difference between the $500 million drawn on the Egypt limited recourse debt facilities and the amount disclosed above of $487.6 million represents deferred financing fees of $12.4 million.
METHANEX CORPORATION 2010 SECOND QUARTER REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.	Interest expense:

	Three Months Ended		Six Months Ended
	Jun 30	Jun 30	Jun 30	Jun 30
	2010	2009	2010	2009

Interest expense before capitalized interest	$15,439	$14,916	$30,934	$29,290
Less: capitalized interest related to Egypt project	(9,492)	(7,944)	(18,598)	(14,759)

Interest expense	$5,947	$6,972	$12,336	$14,531

Interest during construction of the Egypt methanol facility is capitalized until the plant is substantially complete and ready for productive use. The Company has secured limited recourse debt of $530 million for its joint venture project to construct a 1.3 million tonne per year methanol facility in Egypt. The Company has entered into interest rate swap contracts to swap the LIBOR-based interest payments for an average aggregated fixed rate of 4.8% plus a spread on approximately 75% of the Egypt limited recourse debt facilities for the period of September 28, 2007 to March 31, 2015. For the three and six month periods ended June 30, 2010, interest costs related to this project of $9.5 million (2009 - $7.9 million) and $18.6 million (2009 - $14.8 million) were capitalized, respectively.
7.	Net income per common share:
A reconciliation of the weighted average number of common shares outstanding is as follows:

	Three Months Ended		Six Months Ended
	Jun 30	Jun 30	Jun 30	Jun 30
	2010	2009	2010	2009

Denominator for basic net income per common share	92,185,997	92,040,569	92,157,320	92,031,933
Effect of dilutive stock options	1,130,386	—	1,207,145	—

Denominator for diluted net income per common share	93,316,383	92,040,569	93,364,465	92,031,933

8.	Stock-based compensation:
a)	Stock options:
(i)	Outstanding stock options:

Common shares reserved for outstanding stock options at June 30, 2010:

	Options Denominated in CAD		Options Denominated in USD
	Number of Stock	Weighted Average	Number of Stock	Weighted Average
	Options	Exercise Price	Options	Exercise Price

Outstanding at December 31, 2009	55,350	$7.58	4,998,242	$18.77
Granted	—	—	89,250	25.22
Exercised	(10,000)	3.29	(50,340)	11.10
Cancelled	(7,500)	3.29	(22,550)	14.89

Outstanding at March 31, 2010	37,850	$9.56	5,014,602	$18.98
Granted	—	—	—	—
Exercised	—	—	(28,150)	10.89
Cancelled	—	—	(2,540)	6.33

Outstanding at June 30, 2010	37,850	$9.56	4,983,912	$19.03

METHANEX CORPORATION 2010 SECOND QUARTER REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.	Stock-based compensation (continued):
Information regarding the stock options outstanding at June 30, 2010 is as follows:

	Options Outstanding at
	June 30, 2010			Options Exercisable at
	Weighted			June 30, 2010
	Average	Number of	Weighted	Number of	Weighted
	Remaining	Stock	Average	Stock	Average
	Contractual Life	Options	Exercise	Options	Exercise
Range of Exercise Prices	(Years)	Outstanding	Price	Exercisable	Price

Options denominated in CAD
$9.56	0.7	37,850	$9.56	37,850	$9.56

Options denominated in USD
$6.33 to 11.56	5.4	1,436,850	$6.59	555,570	$6.99
$17.85 to 22.52	2.5	1,432,600	20.27	1,432,600	20.27
$23.92 to 28.43	4.3	2,114,462	26.65	1,677,020	26.37

	4.1	4,983,912	$19.03	3,665,190	$21.05

(ii)	Compensation expense related to stock options:

For the three and six month periods ended June 30, 2010, compensation expense related to stock options included in cost of sales and operating expenses was $0.6 million (2009 - $0.8 million) and $1.2 million (2009 — $3.0 million), respectively. The fair value of the 2010 stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

2010
Risk-free interest rate	1.7%
Dividend yield	2%
Expected life	4 years
Volatility	47%
Forfeiture rate	5%
Weighted average fair value of options granted (USD per share)	$7.59
b)	Stock appreciation rights and tandem stock appreciation rights:

During 2010, the Company’s stock option plan was amended to include tandem stock appreciation rights (“TSARs”) and a new plan was introduced for stock appreciation rights (“SARs”). A SAR gives the holder a right to receive a cash payment equal to the difference between the market price of the Company’s common shares and the exercise price. A TSAR gives the holder the choice between exercising a regular stock option or surrendering the option for a cash payment equal to the difference between the market price of the Company’s common shares and the exercise price. All SARs and TSARs granted have a maximum term of seven years with one-third vesting each year after the date of grant.

METHANEX CORPORATION 2010 SECOND QUARTER REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.	Stock-based compensation (continued):
(i)	Outstanding SARs and TSARs:

SARs and TSARs outstanding at June 30, 2010:

	SARs Denominated in USD		TSARs Denominated in USD
	Number of Units	Exercise Price	Number of Units	Exercise Price

Outstanding at December 31, 2009	—	$—	—	$—
Granted	394,065	25.22	725,505	25.22
Exercised	—	—	—	—
Cancelled	—	—	—	—

Outstanding at March 31, 2010	394,065	$25.22	725,505	$25.22
Granted	—	—	10,000	23.36
Exercised	—	—	—	—
Cancelled	—	—	—	—

Outstanding at June 30, 2010[1]	394,065	$25.22	735,505	$25.19

[1]	As at June 30, 2010 no SARs or TSARs outstanding are exerciseable. The Company has common shares reserved for outstanding TSARs.
(ii)	Compensation expense related to SARs and TSARs:

Compensation expense for SARs and TSARs is initially measured based on their intrinsic value and is recognized over the related service period. The intrinsic value is measured by the amount the market price of the Company’s common shares exceeds the exercise price of a unit. Changes in intrinsic value are recognized in earnings for the proportion of the service that has been rendered at each reporting date. The intrinsic value and liability of SARs and TSARs at June 30, 2010 were nil.

For the six months ended June 30, 2010, compensation expense related to SARs and TSARs included in cost of sales and operating expenses was nil.
c)	Deferred, restricted and performance share units:

Deferred, restricted and performance share units outstanding at June 30, 2010 are as follows:

	Number of	Number of	Number of
	Deferred Share	Restricted Share	Performance
	Units	Units	Share Units

Outstanding at December 31, 2009	505,176	22,478	1,078,812
Granted	44,970	27,600	404,630
Granted in-lieu of dividends	3,500	307	7,049
Redeemed	—	—	(326,840)
Cancelled	—	—	(5,457)

Outstanding at March 31, 2010	553,646	50,385	1,158,194
Granted	1,032	1,900	—
Granted in-lieu of dividends	4,335	386	8,551
Redeemed	—	—	—
Cancelled	—	—	(2,619)

Outstanding at June 30, 2010	559,013	52,671	1,164,126

Compensation expense for deferred, restricted and performance share units is initially measured at fair value based on the market value of the Company’s common shares and is recognized over the related service period. Changes in fair value are recognized in earnings for the proportion of the service that has been rendered at each reporting date. The fair value of deferred, restricted and performance share units at June 30, 2010 was $31.4 million compared with the recorded liability of $24.4 million. The difference between the fair value and the recorded liability of $7.0 million will be recognized over the weighted average remaining service period of approximately 1.5 years.

METHANEX CORPORATION 2010 SECOND QUARTER REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.	Stock-based compensation (continued):

For the three and six month periods ended June 30, 2010, compensation expense related to deferred, restricted and performance share units included a recovery in cost of sales and operating expenses of $3.5 million (2009 — $0.7 million) and an expense of $5.9 million (2009 — $0.3 million), respectively. This included a recovery of $5.0 million (2009 — recovery of $0.9 million), and an expense of nil (2009 — recovery of $4.0 million) related to the effect of the change in the Company’s share price for the three and six month periods ended June 30, 2010 respectively.

9.	Retirement plans:

Total net pension expense for the Company’s defined benefit and defined contribution pension plans during the three and six month periods ended June 30, 2010 was $2.0 million (2009 — $2.0 million) and $4.1 million (2009 — $5.5 million), respectively.

10.	Changes in non-cash working capital:

The change in cash flows related to changes in non-cash working capital for the three and six month periods ended June 30, 2010 were as follows:

	Three Months Ended		Six Months Ended
	Jun 30	Jun 30	Jun 30	Jun 30
	2010	2009	2010	2009

Decrease (increase) in non-cash working capital:
Receivables	$(632)	$(20,304)	$(14,560)	$42,361
Inventories	3,074	23,830	5,168	74,684
Prepaid expenses	2,639	(3,774)	6,040	(7,400)
Accounts payable and accrued liabilities	(7,752)	5,304	(23,980)	(55,281)

	(2,671)	5,056	(27,332)	54,364
Adjustments for items not having a cash effect	(548)	(10)	1,339	(4,382)

Changes in non-cash working capital having a cash effect	$(3,219)	$5,046	$(25,993)	$49,982

These changes relate to the following activities:
Operating	$(5,725)	$(4,814)	$(26,931)	$56,237
Investing	2,506	9,860	938	(6,255)

Changes in non-cash working capital	$(3,219)	$5,046	$(25,993)	$49,982

METHANEX CORPORATION 2010 SECOND QUARTER REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11.	Financial instruments:

The following table provides the carrying value of each category of financial assets and liabilities and the related balance sheet item:

	Jun 30	Dec 31
	2010	2009
Financial assets:
Held for trading financial assets:
Cash and cash equivalents	$177,915	$169,788
Project debt reserve accounts included in other assets	12,920	12,920
Derivative instruments designated as cash flow hedges	2,073	—

Loans and receivables:
Receivables, excluding current portion of GeoPark financing	262,066	249,332
GeoPark financing, including current portion	41,091	46,055

	$496,065	$478,095

Financial liabilities:
Other financial liabilities:
Accounts payable and accrued liabilities	$208,944	$232,924
Long-term debt, including current portion	942,464	914,244

Held for trading financial liabilities:
Derivative instruments designated as cash flow hedges	44,450	33,185
Derivative instruments	—	99

	$1,195,858	$1,180,452

At June 30, 2010, all of the Company’s financial instruments are recorded on the balance sheet at amortized cost with the exception of cash and cash equivalents, derivative financial instruments and project debt reserve accounts included in other assets which are recorded at fair value.
The Egypt limited recourse debt facilities bear interest at LIBOR plus a spread. The Company has entered into interest rate swap contracts to swap the LIBOR-based interest payments for an average aggregated fixed rate of 4.8% plus a spread on approximately 75% of the Egypt limited recourse debt facilities for the period September 28, 2007 to March 31, 2015. The Company has designated these interest rate swaps as cash flow hedges.
These interest rate swaps had outstanding notional amounts of $364 million as at June 30, 2010. Under the interest rate swap contracts the maximum notional amount during the term is $368 million. The notional amount increases over the period of expected draw-downs on the Egypt limited recourse debt and decreases over the expected repayment period. At June 30, 2010, these interest rate swap contracts had a negative fair value of $44.5 million (December 31, 2009 - $33.2 million) recorded in other long-term liabilities. The fair value of these interest rate swap contracts will fluctuate until maturity and changes in their fair values have been recorded in other comprehensive income.
The Company also designates as cash flow hedges forward exchange contracts to sell euros at a fixed USD exchange rate. At June 30, 2010, the Company had outstanding forward exchange contracts designated as cash flow hedges to sell a notional amount of 17.2 million euros in exchange for US dollars and these euro contracts have a positive fair value of $2.1 million (December 31, 2009 — fair value of nil).
METHANEX CORPORATION 2010 SECOND QUARTER REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.	Contingent liability:

The Board of Inland Revenue of Trinidad and Tobago (BIR) issued an assessment in 2009 against our wholly owned subsidiary, Methanex Trinidad (Titan) Unlimited, in respect of the 2003 financial year. The assessment relates to the deferral of tax depreciation deductions during the five year tax holiday which ended in 2005. The impact of the amount in dispute as at December 31, 2009 is approximately US$23 million in current taxes and US$26 million in future taxes, exclusive of any interest charges.

The Company has lodged an objection to the assessment. Based on the merits of the case and legal interpretation, management believes its position should be sustained.

13.	United States generally accepted accounting principles:

The Company follows generally accepted accounting principles in Canada (“Canadian GAAP”) which are different in some respects from those applicable in the United States and from practices prescribed by the United States Securities and Exchange Commission (“U.S. GAAP”).

The significant differences between Canadian GAAP and U.S. GAAP with respect to the Company’s consolidated statements of income (loss) for the three and six month periods ended June 30, 2010 and 2009 are as follows:

	Three Months Ended		Six Months Ended
	Jun 30	Jun 30	Jun 30	Jun 30
	2010	2009	2010	2009
Net income (loss) in accordance with Canadian GAAP	$11,736	$(5,743)	$41,056	$(24,149)
Add (deduct) adjustments for:
Depreciation and amortization [a]	(478)	(478)	(956)	(956)
Stock-based compensation [b]	1,196	(78)	(2,071)	(23)
Uncertainty in income taxes [c]	2,075	(192)	(192)	(606)
Income tax effect of above adjustments [d]	167	167	334	334

Net income (loss) in accordance with U.S. GAAP	$14,696	$(6,324)	$38,171	$(25,400)

Per share information in accordance with U.S. GAAP:
Basic net income (loss) per share	$0.16	$(0.07)	$0.41	$(0.28)
Diluted net income (loss) per share	$0.16	$(0.07)	$0.41	$(0.28)

The significant differences between Canadian GAAP and U.S. GAAP with respect to the Company’s consolidated statements of comprehensive income (loss) for the three and six month periods ended June 30, 2010 and 2009 are as follows:

	Three Months Ended
	June 30, 2010			June 30, 2009
	Canadian GAAP	Adjustments	U.S. GAAP	U.S. GAAP
Net income (loss)	$11,736	$2,960	$14,696	$(6,324)

Change in fair value of forward exchange contracts, net of tax	(253)	—	(253)	(220)
Change in fair value of interest rate swap, net of tax	(6,959)	—	(6,959)	3,038
Change related to pension, net of tax [e]	—	350	350	376

Comprehensive income (loss)	$4,524	$3,310	$7,834	$(3,130)

METHANEX CORPORATION 2010 SECOND QUARTER REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.	United States generally accepted accounting principles (continued):

	Six Months Ended
	June 30, 2010			June 30, 2009
	Canadian GAAP	Adjustments	U.S. GAAP	U.S. GAAP
Net income (loss)	$41,056	$(2,885)	$38,171	$(25,400)

Change in fair value of forward exchange contracts, net of tax	—	—	—	(178)
Change in fair value of interest rate swap, net of tax	(11,263)	—	(11,263)	4,108
Change related to pension, net of tax [e]	—	699	699	730

Comprehensive income (loss)	$29,793	$(2,186)	$27,607	$(20,740)

a)	Business combination:

Effective January 1, 1993, the Company combined its business with a methanol business located in New Zealand and Chile. Under Canadian GAAP, the business combination was accounted for using the pooling-of-interest method. Under U.S. GAAP, the business combination would have been accounted for as a purchase with the Company identified as the acquirer. In accordance with U.S. GAAP, an increase to depreciation expense by $0.5 million (2009 — $0.5 million) and $1.0 million (2009 — $1.0 million), was recorded for the three and six month periods ended June 30, 2010, respectively.

b)	Stock-based compensation:

During 2010, the Company granted 394,065 stock appreciation rights (“SARs”) and 735,505 tandem stock appreciation rights (“TSARs”). A SAR gives the holder a right to receive a cash payment equal to the amount the market price of the Company’s common shares exceeds the exercise price of a unit. A TSAR gives the holder the choice between exercising a regular stock option or surrendering the option for a cash payment equal to the difference between the market price of a common share and the exercise price. Refer to note 8 for further details regarding SARs and TSARs.

Under Canadian GAAP, both SARs and TSARs are accounted for using the intrinsic value method. The intrinsic value is measured by the amount the market price of the Company’s common shares exceeds the exercise price of a unit. At June 30, 2010, compensation expense related to SARs and TSARs for Canadian GAAP was nil as the market price was lower than the exercise price. Under U.S. GAAP, SARs and TSARs are required to be accounted for using a fair value method. Changes in fair value are recognized in earnings for the proportion of the service that has been rendered at each reporting date. The Company used the Black-Scholes option pricing model to determine the fair value of the SARs and TSARs and this has resulted in a decrease in cost of sales and operating expenses of $1.1 million and an increase of $2.1 million, for the three and six month periods ended June 30, 2010, respectively.

The Company also has 19,350 stock options that are accounted for as variable plan options under U.S. GAAP because the exercise price of the stock options is denominated in a currency other than the Company’s functional currency or the currency in which the optionee is normally compensated. For Canadian GAAP purposes, no compensation expense has been recorded as these options were granted in 2001 which is prior to the effective implementation date for fair value accounting under Canadian GAAP.

c)	Accounting for uncertainty in income taxes:

Effective January 1, 2007, the Company adopted Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109 (FIN 48), as codified in FASB ASC topic 740, Income Taxes (ASC 740). ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In accordance with ASC 740, an income tax recovery of $2.1 million (2009 — expense of $0.2 million) and an income tax expense of $0.2 million (2009 — expense of $0.6 million) was recorded for the three and six month periods ended June 30, 2010, respectively.

METHANEX CORPORATION 2010 SECOND QUARTER REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.	United States generally accepted accounting principles (continued):
d)	Income tax accounting:

The income tax differences include the income tax effect of the adjustments related to accounting differences between Canadian and U.S. GAAP. In accordance with U.S. GAAP, an increase to net income of $0.2 million (2009 — $0.2 million) and $0.3 million (2009 — $0.3 million) was recorded for the three and six month periods ended June 30, 2010.

e)	Defined benefit pension plans:

Effective January 1, 2006, U.S. GAAP requires the Company to measure the funded status of a defined benefit pension plan at its balance sheet reporting date and recognize the unrecorded overfunded or underfunded status as an asset or liability with the change in that unrecorded funded status recorded to other comprehensive income. Under U.S. GAAP, all deferred pension amounts from Canadian GAAP are reclassified to accumulated other comprehensive income. In accordance with U.S. GAAP, an increase to other comprehensive income of $0.4 million (2009 — $0.4 million) and $0.7 million (2009 — $0.7 million) was recorded for the three and six month periods ended June 30, 2010.

f)	Interest in Atlas joint venture:

U.S. GAAP requires interests in joint ventures to be accounted for using the equity method. Canadian GAAP requires proportionate consolidation of interests in joint ventures. The Company has not made an adjustment in this reconciliation for this difference in accounting principles because the impact of applying the equity method of accounting does not result in any change to net income or shareholders’ equity. This departure from U.S. GAAP is acceptable for foreign private issuers under the practices prescribed by the United States Securities and Exchange Commission.

g)	Non-controlling interests:

Effective January 1, 2009, the FASB issued FAS No. 160, Non-controlling Interests in Consolidated Financial Statements—an amendment of ARB No. 51, as codified in FASB ASC topic 810, Consolidation (ASC 810). FAS No. 160 requires the ownership interests in subsidiaries held by parties other than the parent be clearly identified, labelled, and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity. Under this standard, the Company would be required to reclassify non-controlling interest on the consolidated balance sheet into shareholders’ equity. The Company has not made an adjustment in this reconciliation for this difference in accounting principles because it results in a balance sheet reclassification and does not impact net income or comprehensive income as disclosed in the reconciliation.

METHANEX CORPORATION 2010 SECOND QUARTER REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Methanex Corporation
Quarterly History (unaudited)

	YTD
	2010	Q2	Q1	2009	Q4	Q3	Q2	Q1	2008	Q4	Q3	Q2	Q1
METHANOL SALES VOLUMES (thousands of tonnes)

Company produced	1,824	900	924	3,764	880	943	941	1,000	3,363	829	946	910	678
Purchased methanol	1,282	678	604	1,546	467	480	329	270	2,074	435	429	541	669
Commission sales [1]	257	107	150	638	152	194	161	131	617	134	172	168	143

	3,363	1,685	1,678	5,948	1,499	1,617	1,431	1,401	6,054	1,398	1,547	1,619	1,490

METHANOL PRODUCTION (thousands of tonnes)

Chile	533	229	304	942	265	197	252	228	1,088	272	246	261	309
Titan, Trinidad	441	224	217	764	188	188	165	223	871	225	200	229	217
Atlas, Trinidad (63.1%)	334	96	238	1,015	279	257	275	204	1,134	269	284	288	293
New Zealand	424	216	208	822	223	202	203	194	570	200	126	124	120

	1,732	765	967	3,543	955	844	895	849	3,663	966	856	902	939

AVERAGE REALIZED METHANOL PRICE[2]
($/tonne)	294	284	305	225	282	222	192	199	424	321	413	412	545
($/gallon)	0.89	0.85	0.92	0.68	0.85	0.67	0.58	0.60	1.28	0.97	1.24	1.24	1.64

PER SHARE INFORMATION ($ per share)
Basic net income (loss)	$0.45	0.13	0.32	0.01	0.28	(0.01)	(0.06)	(0.20)	1.79	(0.04)	0.75	0.40	0.66
Diluted net income (loss)	$0.44	0.13	0.31	0.01	0.28	(0.01)	(0.06)	(0.20)	1.78	(0.04)	0.74	0.40	0.66

[1]	Commission sales represent volumes marketed on a commission basis. Commission income is included in revenue when earned.

[2]	Average realized price is calculated as revenue, net of commissions earned, divided by the total sales volumes of produced and purchased methanol.
METHANEX CORPORATION 2010 SECOND QUARTER REPORT
QUARTERLY HISTORY